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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                          Beasley Broadcast Group, Inc.

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                                (Name of Issuer)

                      Class A Common Stock, $.001 par value

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                         (Title of Class of Securities)

                                    074014101

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                                 (CUSIP Number)

                                December 31, 2002

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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Capital LLC
       04-3397165

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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               5    SOLE VOTING POWER

                      523,700

               -----------------------------------------------------------------
               6    SHARED VOTING POWER
NUMBER OF
SHARES                -0-
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER
REPORTING
PERSON                653,660
WITH
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                      -0-

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     710,760 shares (see Item 4(a) of attached Schedule)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.6%

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12   TYPE OF REPORTING PERSON*

     IA

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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       High Rock Asset Management LLC
       04-3402072

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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               5    SOLE VOTING POWER

                      57,100

NUMBER OF      -----------------------------------------------------------------
SHARES         6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY              -0-
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7    SOLE DISPOSITIVE POWER
WITH
                      57,100

               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                      -0-

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     710,760 shares (see Item 4(a) of attached Schedule)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.6%

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12   TYPE OF REPORTING PERSON*

     IA

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
                                  Schedule 13G

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Item 1(a).  Name of Issuer:

Beasley Broadcast Group, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

3033 Riviera Drive, Suite 200
Naples, FL 34103

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Item 2(a).  Names of Persons Filing:

High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

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Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

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Item 2(c).  Citizenship:

Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

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Item 2(d).  Title of Class of Securities:

Class A Common Stock, $.001 par value

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Item 2(e).  CUSIP Number:

074014101

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Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
            or (c), check whether the person filing is a:

            (a)  [_]  Broker or dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act");

            (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

            (c)  [_]  Insurance company as defined in Section 3(a)(19) of the
                      Act;

            (d)  [_]  Investment company registered under Section 8 of the
                      Investment Company Act of 1940;

            (e)  [X]  An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

            (f)  [_]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)  [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)  [_]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

            (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
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          (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.   Ownership.

          (a) Amount beneficially owned: Each of HRC and HRAM may be deemed to beneficially own 710,760 shares as of December 31, 2002.

          HRC was the record owner of 653,660 shares as of December 31, 2002. HRAM was the record owner of 57,100 shares as of December 31, 2002. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 710,760 shares as of December 31, 2002.

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          (b)  Percent of class: HRC: 8.8%; HRAM: 0.8%

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          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                               HRC:  523,700 shares
                               HRAM: 57,100 shares


               (ii)  shared power to vote or to direct the vote:
                               HRC:  0 shares
                               HRAM: 0 shares


               (iii) sole power to dispose or to direct the disposition of:
                               HRC:  653,660 shares
                               HRAM: 57,100 shares


               (iv)  shared power to dispose or to direct the disposition of:
                               HRC:  0 shares
                               HRAM: 0 shares

          Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of Beasley Broadcast Group, Inc., except, in the case of HRC, for the 653,660 shares that it holds of record and, in the case of HRAM, for the 57,100 shares that it holds of record.
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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.


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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.


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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.

         Not applicable.


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Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.


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Item 9.  Notice of Dissolution of Group.

         Not applicable.


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Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2003


HIGH ROCK CAPITAL LLC

By:  High Rock Capital LLC


By:  /s/ David L. Diamond
     -----------------------------------
     David L. Diamond,
     President


HIGH ROCK ASSET MANAGEMENT LLC


By:  /s/ David L. Diamond
     -----------------------------------
     David L. Diamond,
     President